FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Plan 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: July 18, 2005	/s/ Donat Madilo Donat Madilo Treasurer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Banro Corporation 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario M5X 1E3

Item 2	Date of Material Change

July 8, 2005

Item 3	News Release

The news release (the “News Release”) was issued on July 8, 2005 through Canada NewsWire.

Item 4	Summary of Material Change

See item 5 below.

Item 5	Full Description of Material Change

Banro Corporation (the “Company” or “Banro”) announced in the News Release positive initial exploration results from the Company’s wholly-owned Lugushwa project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”). Initial trench results received from the G20 prospect at Lugushwa, as detailed in the table below, are 99 metres grading 4.39 g/t of gold in trench LG-T4, 83.6 metres grading 1.97 g/t of gold from trench LG-T5 and 96 metres grading 1.70 g/t of gold from trench LG-T3. Lugushwa locality plans are annexed to this report after page 3 of this report.

PROSPECT	TRENCH	FROM	TO	LENGTH (metres)	Au (g/t)
G20	LG-T3	0	96	96.00	1.70
	including	16	25	9.00	2.28
		37	46	9.00	3.25
		58	65	7.00	3.18

G20	LG-T4	0	99	99.00	4.39
	including	2	49	47.00	6.24

G20	LG-T5	19	102.6	83.6	1.97
	including	34	42	8.00	2.53
		82.6	102.6	20.00	3.90

Banro’s current focus of attention on the Lugushwa project is the two kilometre-long, northeast trending G20, G21, D18, D19 and Mapale G7 prospect trend, where the Company is evaluating artisanal workings in oxidised, quartz veins and stockworks in quartz sericitic schists, as well as historical trenching and adits. The three trenches referred to above are located on Prospect

G20, which together with Prospects G21, D18 and D19, form a series of prominent hills extending to the northeast over a distance of 1,000 metres.

The three north-orientated trenches are 50 metres apart over a strike length of 100 metres, with mineralization open along strike. Gold mineralization is related to quartz veins and stockworks, with principal northwest and northeast orientation directions. The mineralization appears to represent a northeast trending mineralised stockwork with a width in excess of 100 metres.

The above trench sampling was undertaken at approximately one metre intervals and the above assay composites are uncut. The samples were analysed for gold by fire assay using a 50g sample at S.G.S.‘s accredited Mwanza Geochemical Laboratory in Tanzania. Internationally recognised standards and blanks were inserted as part of the Company’s QA/QC analytical procedures.

Trenching is continuing at G20 and G21 and will then be undertaken at D18, D19 and Mapale G7 prospects to better define the mineralised trend prior to drilling later in the year. Adit sampling of historical and artisanal workings is also being undertaken at G20, D18 and Simali.

Ongoing soil sampling and geological mapping are continuing on the 3.2 kilometre long Mapale G7, D18, D19, G20, G21 and Simali mineralised trend. The Company has completed 140 kilometres of gridding and collected a total of 2,630 soil samples. Soil sample results received to date confirm the known prospects and highlight an extension to the west of more than 150 metres to the known D18 mineralised zone. A 400 by 150 metre soil anomaly has also been outlined 500 metres to the northeast of the D19 prospect towards Mapale G7.

A previous study by Steffen, Robertson and Kirsten (UK) Ltd. (“SRK”) of historic data at Lugushwa outlined an Inferred Resource of 37,000,000 tonnes grading 2.3 g/t, equivalent to 2,735,000 ounces of gold (see the Company’s press release dated February 28, 2005).

Commenting on these initial results at Lugushwa, Peter N. Cowley, President and C.E.O. of the Company, said: “It is encouraging that these initial trench assay results are consistent with the historical data but indicate more extensive zones of gold mineralization compared to the previous data.”

Additional information with respect to the Lugushwa property is contained in SRK’s report dated February 2005. A copy of this report can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

In other Banro developments in the DRC, a mobile sample preparation facility has arrived in Bukavu and is being commissioned. This facility should result in a much reduced turnaround time for assay results.

Banro is a Canadian-based gold exploration company focused on the development of its four wholly-owned properties in the South Kivu and Maniema provinces of the DRC.

Qualified Person
The exploration results set out in this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff, which includes a “qualified person” (as such term is defined in National Instrument 43-101), Peter N. Cowley, F.I.M.M.M., the Company’s President and C.E.O.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) — (44) 790-454-0856 (United Kingdom telephone number).

Item 9	Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this report, such as “inferred”“resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,”“project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include, without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10	Date of Report

July 15, 2005